Exhibit 99.5
AGREEMENT TO FILE JOINT SCHEDULE 13D
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the common stock of QuikByte Software, Inc., a Colorado corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

September 22, 2009	/s/ Glenn L. Halpryn
Glenn L. Halpryn

September 22, 2009	/s/ Steven Jerry Glauser
Steven Jerry Glauser

Halpryn Group VI, LLC

September 22, 2009	By:	/s/ Glenn L. Halpryn
		Name:	Glenn L. Halpryn
		Title:	Manager